UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☑              No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Third Quarter 2011 Earnings Release Regulated Information November 10, 2011—8:00 a.m. CET

DELHAIZE GROUP REPORTS HIGHER REVENUES AND OPERATING PROFIT

GROWTH IN THE THIRD QUARTER OF 2011

Financial Highlights Third Quarter 2011 (at identical exchange rates)

»	Group revenue growth of 6.6% (+3.4% excluding Delta Maxi)

»	U.S. comparable store sales growth increased to 1.9%

»	Strong revenue growth in SEE & Asia segment of 49.2% (+11.0% excluding Delta Maxi)

»	Group operating profit growth of 1.8% (+3.4% excluding Delta Maxi); resilient Group operating margin of 4.5% (4.7% excluding Delta Maxi)

Other Highlights

»	Completed Delta Maxi acquisition and consolidated results as from August 1, 2011

»	Successful retail bond issue raised EUR 400 million in October to support New Game Plan execution and refinance Delta Maxi debt

»	Capital expenditures guidance for 2011 of EUR 820-840 million, including EUR 40 million for Delta Maxi

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “The third quarter was a period of accelerated top line growth. We are particularly pleased with the performance of our operations in Southeastern Europe where Alfa Beta in Greece and Mega Image in Romania generated strong profitable revenue growth in a difficult environment.”

“That we are pulling the right levers is evidenced by the momentum in the rebranded Food Lion markets that continue to deliver excellent results and outperform the rest of the network. At the same time, the economic environment, especially in the Southeast of the U.S., continues to weigh on customer sentiment and their spending behavior.”

“It is strategically important for us to continue executing the long-term choices of the New Game Plan. However, looking ahead, we need to be mindful of the fact that business conditions across our markets became tougher towards the end of the quarter as it is increasingly difficult to pass on higher cost inflation to retail prices. We expect this environment will continue to have an impact on the remainder of the year.”

» Financial Highlights

Q3 2011 (1)				YTD 2011 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 328	+0.4%	+6.6%	Revenues	15 479	-0.8%	+3.8%
238	-4.7%	+1.8%	Operating profit	665	-7.3%	-2.6%
4.5%	—	—	Operating margin	4.3%	—	—
187	-7.4%	-1.1%	Profit before taxes and discontinued operations	524	-7.2%	-2.7%
133	-5.4%	+0.5%	Net profit from continuing operations	376	-2.6%	+1.8%
133	-5.4%	+0.5%	Group share in net profit	376	-2.4%	+2.0%
1.32	-5.7%	+0.2%	Basic earnings per share (Group share in net profit)	3.73	-2.8%	+1.6%

(1)	The average exchange rate of the U.S. dollar against the euro weakened by 8.6% in the third quarter of 2011 (1 EUR = 1.4127 USD) and decreased by 6.5% in the first three quarters of 2011 compared to last year.

Delhaize Group — Earnings Release — Third Quarter 2011	1 of 22

»	Third Quarter 2011 Income Statement

Revenues

In the third quarter of 2011, Delhaize Group posted revenue growth of 6.6% at identical exchange rates. At actual exchange rates, revenues increased by 0.4% to EUR 5.3 billion due to the weakening of the U.S. dollar by 8.6% against the euro compared to the third quarter of 2010. Organic revenue growth was 3.4% for the quarter.

Revenue growth at identical exchange rates was positive in all our operating segments for the quarter. Revenues in the U.S. increased by 3.5% in local currency. U.S. comparable store sales increased to 1.9%, a continued improvement for the fifth consecutive quarter, primarily as a result of higher retail inflation. Revenues at Delhaize Belgium increased by 0.2% and revenues in Southeastern Europe and Asia grew by 49.2% at identical exchange rates, mainly driven by the acquisition of Delta Maxi, excellent revenue growth at Alfa Beta, despite a very difficult economic environment in Greece, continued strong performance at Mega Image in Romania and new store openings in the entire segment.

Delhaize Group ended the third quarter of 2011 with a sales network of 3 362 stores, representing a net addition of 520 stores compared to the previous quarter; including 487 Delta Maxi stores (485 acquired and a net addition of 2 stores since August 1, 2011).

Gross margin

Gross margin decreased to 25.3% of revenues (25.7% in the third quarter of 2010) and decreased by 25 basis points at identical exchange rates. Excluding Delta Maxi, gross margin was flat at identical exchange rates as higher inventory losses and price investments in the U.S. were offset by better supplier terms and a further VAT refund at Delhaize Belgium and a difference in timing of vendor negotiations at Alfa Beta.

Other operating income

Other operating income amounted to EUR 26 million in the third quarter of 2011, an increase of EUR 6 million compared to the same period last year, mainly as a result of higher rental income and an increase in recycling income, both at Delhaize America.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.1% of revenues and were flat compared to last year at identical exchange rates (decreased by 7 basis points at actual exchange rates) as a result of positive sales leveraging in the U.S. and continued cost savings efforts throughout the Group, offset by the negative impact of automatic salary indexation in Belgium.

Other operating expenses

Other operating expenses amounted to EUR 11 million in the third quarter of 2011 compared to EUR 8 million in the same period last year and increased mainly due to non-reimbursable inventory losses and other expenses related to Hurricane Irene, partly offset by store impairment reversals, both in the U.S.

Operating profit

Operating profit increased by 1.8% at identical exchange rates (-4.7% at actual exchange rates to EUR 238 million). Operating margin decreased to 4.5% of revenues (4.7% last year) mainly due to the consolidation of Delta Maxi and the related acquisition expenses. Excluding the Delta Maxi acquisition and the related acquisition expenses, operating profit increased by 3.4% at identical exchange rates and the operating margin remained stable compared to the third quarter of last year. Compared to the first half of 2011, operating profit generation accelerated and operating margin was higher.

Net financial expenses

Net financial expenses amounted to EUR 51 million compared to EUR 46 million last year. This increase is mainly due to the acquisition of Delta Maxi as a result of higher short term borrowings at Delhaize Group and interest expenses on existing Delta Maxi debt.

Effective tax rate

The effective tax rate decreased from 30.5% to 29.0% mainly as a result of the positive impact of last year’s bond exchange.

Net profit from continuing operations

Net profit from continuing operations decreased by 5.4% (+0.5% at identical exchange rates) and amounted to EUR 133 million, or EUR 1.32 basic per share (EUR 1.40 in 2010).

Delhaize Group — Earnings Release — Third Quarter 2011	2 of 22

Net profit

Group share in net profit amounted to EUR 133 million, a decrease of 5.4% at actual exchange rates (+0.5% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 1.32 (EUR 1.40 in 2010) and diluted net profit was EUR 1.31 (EUR 1.39 in 2010).

»	Third Quarter 2011 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the third quarter of 2011, net cash provided by operating activities amounted to EUR 192 million compared to EUR 372 million last year. This decrease is mainly due to higher use of cash for reducing overdue supplier balances at Delta Maxi.

Investment activities

Business acquisitions amounted to EUR 580 million and predominantly relate to the acquisition of Delta Maxi.

Financing activities

Net cash provided by financing activities increased by EUR 308 million mainly due to additional short term borrowings related to the Delta Maxi acquisition and lower purchases of non-controlling interests than in 2010 (EUR 9 million acquisition of Delta Maxi non-controlling interests in 2011 compared to EUR 43 million Alfa Beta non-controlling interests purchased in 2010).

Free cash flow

As a result of the above, Delhaize Group’s free cash flow was EUR 576 million negative in the third quarter of 2011.

Net debt

The net debt to equity ratio was 50.1% compared to 35.3% at the end of 2010. Delhaize Group’s net debt amounted to EUR 2.6 billion at the end of September 2011, an increase of EUR 828 million compared to EUR 1.8 billion at the end of December 2010 mainly as a result of the acquisition of Delta Maxi and the dividend payment, partly offset by free cash flow generation (excluding the acquisition of Delta Maxi). In October of this year, Delhaize Group successfully closed a public bond offering of EUR 400 million 7-year retail bond with a 4.25% coupon.

»	Year-to-date 2011 Income Statement

Revenues

In the first nine months of 2011, Delhaize Group posted revenue growth of 3.8% at identical exchange rates. At actual exchange rates, revenues decreased by 0.8% to EUR 15.5 billion due to the weakening of the U.S. dollar by 6.5% against the euro compared to the first nine months of 2010. Organic revenue growth amounted to 2.7%.

Revenue growth at identical exchange rates in the first nine months of 2011 was positive in all our operating segments. In the U.S., revenues increased by 2.6% in local currency and comparable store sales increased by 1.1%. Revenues at Delhaize Belgium increased by 0.9% and revenues in Southeastern Europe and Asia grew by 20.5% at identical exchange rates, mainly driven by the acquisition of Delta Maxi, sustained excellent revenue growth at Alfa Beta despite a very difficult economic environment in Greece, strong performance at Mega Image in Romania and new store openings in the entire segment.

Gross margin

Gross margin decreased by 20 basis points at identical exchange rates (-28 basis points at actual exchange rates to 25.3% of revenues) due to price investments at Food Lion, inventory losses in the U.S. and the integration of Delta Maxi, partly offset by better supplier conditions in Belgium, Greece and Romania and VAT refunds at Delhaize Belgium.

Other operating income

Other operating income increased by 17.7% (+22.2% at identical exchange rates) to EUR 73 million mainly attributable to higher rental income and more waste recycling income as a result of higher paper prices for baled paper and higher quantities recycled, both in the U.S.

Delhaize Group — Earnings Release — Third Quarter 2011	3 of 22

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.4% of revenues and were almost stable as a result of positive sales leveraging in the U.S. and cost savings initiatives throughout the Group offset by the negative impact of automatic salary indexation at Delhaize Belgium.

Other operating expenses

Other operating expenses amounted to EUR 22 million in the first nine months of 2011 compared to EUR 10 million last year mainly due to higher expenses at Delhaize America resulting from non-reimbursable inventory losses and other expenses related to storm damages of Hurricane Irene and the partial reversal of store closing and restructuring provisions in the first quarter of 2010, partly offset by lower impairment charges.

Operating profit

Operating profit decreased by 2.6% at identical exchange rates (-7.3% at actual exchange rates to EUR 665 million). Operating margin amounted to 4.3% of revenues compared to 4.6% last year mainly as a result of price investments in the U.S. and integration and acquisition costs relating to the Delta Maxi acquisition.

Net financial expenses

Net financial expenses amounted to EUR 141 million, a decrease of 2.4% compared to last year at identical exchange rates mainly due to the impact of the 2010 bond exchange and a USD 50 million bond reimbursement in April 2011, partly offset by the acquisition of Delta Maxi resulting in interest expenses on existing Delta Maxi debt and higher short term borrowings at Delhaize Group.

Effective tax rate

The effective tax rate decreased from 31.7% to 28.3% and was favorably impacted by last year’s bond exchange, a Greek tax levy in 2010 and a different income mix.

Net profit from continuing operations

Net profit from continuing operations decreased by 2.6% (+1.8% at identical exchange rates) and amounted to EUR 376 million, or EUR 3.74 basic earnings per share (EUR 3.85 in 2010).

Net profit

Group share in net profit amounted to EUR 376 million, a decrease of 2.4% at actual exchange rates (+2.0% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 3.73 (EUR 3.84 in 2010) and diluted net profit was EUR 3.70 (EUR 3.80 in 2010).

Delhaize Group — Earnings Release — Third Quarter 2011	4 of 22

»	Segment Reporting

Third Quarter 2011		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q3 2011	Q3 2010	2011/2010	Q3 2011	Q3 2010	Q3 2011	Q3 2010	2011/2010
United States	USD	4 897	4 733	+3.5%	5.2%	5.1%	252	243	+3.7%
United States	EUR	3 466	3 667	-5.5%	5.2%	5.1%	179	188	-5.1%
Belgium	EUR	1 198	1 196	+0.2%	4.9%	4.8%	59	56	+3.3%
SEE & Asia(1)	EUR	664	444	+49.0%	2.0%	2.1%	13	10	+43.2%
Corporate	EUR	—	—	N/A	N/A	N/A	(13)	(5)	-154.1%

TOTAL	EUR	5 328	5 307	+0.4%	4.5%	4.7%	238	249	-4.7%

YTD 2011		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		YTD 2011	YTD 2010	2011/2010	YTD 2011	YTD 2010	YTD 2011	YTD 2010	2011 /2010
United States	USD	14 460	14 087	+2.6%	4.7%	5.0%	673	702	-4.1%
United States	EUR	10 281	10 717	-4.1%	4.7%	5.0%	479	534	-10.4%
Belgium	EUR	3 573	3 540	+0.9%	5.0%	4.9%	179	174	+2.3%
SEE & Asia(1)	EUR	1 625	1 350	+20.3%	2.5%	2.2%	40	30	+36.5%
Corporate	EUR	—	—	N/A	N/A	N/A	(33)	(21)	-55.1%

TOTAL	EUR	15 479	15 607	-0.8%	4.3%	4.6%	665	717	-7.3%

(1)	The segment “Southeastern Europe & Asia” includes Delta Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the third quarter of 2011, revenues from our operations in the United States increased by 3.5% to USD 4.9 billion (EUR 3.5 billion), due to network growth particularly at Bottom Dollar Food and an increase in comparable store sales growth to 1.9%, mainly driven by higher retail inflation. However, towards the end of the quarter, volume trends deteriorated from the previous quarter due to the continued difficult U.S. economic environment especially in the Southeast, with consumer confidence decreasing, fuel prices going up and unemployment remaining high. While we are trying to bridge the gap between cost and retail inflation, we have also deliberately not passed on all our cost inflation to the consumer as we are committed to the pricing strategy of our New Game Plan.

At Food Lion, re-launched stores in our two pilot markets (Raleigh and Chattanooga) continue to show good results since their launch in early May 2011. Comparable store sales growth increasingly outpaces the rest of the network with high single digit differences in traffic and items growth. Our Bottom Dollar Food stores in Philadelphia are well on track and customer feedback is very positive. In the Northeast, Hannaford’s good performance was in line with the trends seen in the second quarter of this year.

At the end of September 2011, Delhaize Group operated 1 640 supermarkets in the U.S.

In the third quarter of 2011, operating profit increased by 3.7% in local currency and the operating margin increased to 5.2% of revenues (5.1% in the third quarter of 2010). The increase in operating margin is the result of lower selling, general and administrative expenses as a percentage of revenues. This is due to positive sales leveraging, lower advertising expenses, the positive impact (USD 14 million or EUR 10 million) of a curtailment gain on some of the defined benefit plans and other cost savings efforts, partly offset by a decrease in gross margin due to price investments and inventory losses in fresh products resulting from softer sales volumes. Our operations were seriously disrupted by Hurricane Irene which resulted in 350 Food Lion stores being closed for several days as well as USD 10 million (EUR 7 million) in other operating expenses, mainly due to product losses and inventory write-offs. The higher operating expenses were partially offset by impairment reversals (USD 5 million or EUR 3 million) at Sweetbay. Please refer to page 18 for a reconciliation between operating and underlying operating profit.

Delhaize Group — Earnings Release — Third Quarter 2011	5 of 22

Belgium

In the third quarter of 2011, revenues of Delhaize Belgium increased by 0.2% to EUR 1.2 billion, driven by new stores and a further VAT refund of EUR 5 million, partly offset by particularly bad summer weather, a negative calendar impact (-0.5%) and lower comparable store sales growth of -0.4% (adjusted for calendar impact).

Consumer confidence worsened and trading down continued, as evidenced by the strong increase in sales of our “365” private brand value line products. The competitive environment heated up in particular due to increased pressure and advertising by the hard discounters.

During the third quarter, the sales network of Delhaize Belgium grew by six stores and reached 817 stores at the end of September 2011.

Delhaize Belgium grew operating profit by 3.3% in the third quarter of 2011 as a result of ongoing efficiency projects, better supplier terms and a further VAT refund of EUR 5 million, partly offset by higher staff costs due to the automatic indexation of salaries and higher fuel prices. The operating margin of Delhaize Belgium increased to 4.9% of revenues (4.8% last year).

Southeastern Europe & Asia

In the third quarter of 2011, segment revenues increased by 49.0% to EUR 664 million. Delta Maxi’s revenues since integration on August 1, 2011 amounted to EUR 171 million. Excluding Delta Maxi, revenues in Southeastern Europe & Asia increased by 11.0% at identical exchange rates. Alfa Beta recorded another impressive quarter with positive real growth and significant market share gains, despite the persistence of the difficult economic environment. Revenue growth in Romania and Indonesia was driven by new store openings and strong comparable store sales growth in Romania.

In the third quarter of 2011, operating profit amounted to EUR 13 million, an increase of 43.2% at actual exchange rates. Excluding Delta Maxi, operating profit increased by 35.4% at identical exchange rates mainly as a result of an increase in gross margin at Alfa Beta due to a difference in timing of vendor negotiations (more contracts concluded in the third quarter this year compared to only in the fourth quarter last year).

The Southeastern Europe & Asia segment included 905 stores at the end of September 2011, an increase of 512 stores compared to the end of the second quarter, as a result of the acquisition of 485 Delta Maxi stores and the net addition of 27 stores (including 2 Delta Maxi stores) in the segment in the third quarter.

Corporate

In the third quarter of 2011, operating expenses for the Corporate segment amounted to EUR 13 million, an increase compared to last year mainly as a result of Delta Maxi acquisition related expenses.

»	2011 Operational Outlook

Food Lion brand repositioning – confirmed results of the 200 re-launched stores in Raleigh and Chattanooga

Our 200 Food Lion stores located in the Raleigh and Chattanooga markets, which we have re-launched at the beginning of May 2011, continue to show very positive results. Comparable store sales growth increasingly outpaces the rest of the network with high single digit differences in traffic and items sold growth and despite the additional price investments in these stores. Based on these positive results, we will shortly make decisions regarding the elements to replicate when we roll out the brand repositioning work in the rest of the Food Lion network. We intend to have completed the roll out of this work to between 700 and 800 stores in total by the end of 2012.

2011 outlook, capital expenditures and store openings

Business conditions have become more difficult towards the end of the third quarter and are likely to impact the rest of the year as the economic environment and the difficulty to pass on higher cost inflation to retail prices will impact revenues and gross margins. While the health of our Alfa Beta business in Greece is fundamentally sound, we are closely monitoring the situation as a result of the economic circumstances in the

Delhaize Group — Earnings Release — Third Quarter 2011	6 of 22

country. For the full year 2011, Delhaize Group now expects capital expenditures to be in the range of EUR 820 million to EUR 840 million (excluding leases) at identical exchange rates, including estimated capital expenditures of EUR 40 million for Delta Maxi.

Delhaize Group maintains the previously announced gross store opening target of 135-145, translating in a net addition of 115 to 125 stores to the network by the end of the year (excluding the acquisition of Delta Maxi). Additionally, Delhaize Group is expected to open 15 to 20 stores in this region in the period between August 1, 2011 and the end of the year.

Gross annual cost savings target of EUR 500 million

Delhaize Group confirms it is on track to achieve the EUR 500 million gross cost savings target by the end of 2012.

»	Conference Call and Webcast

Delhaize Group’s management will comment on the third quarter 2011 results during a conference call starting November 10, 2011 at 03:00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 (0)20 3450 9987 (U.K.), +1 646 254 3388 (U.S.) or +32 2 620 0138 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

»	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2011, Delhaize Group’s sales network consisted of 3 362 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter of 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

»	Financial Calendar

• Delhaize Group Analyst & Investor Field Trip	November 30 – December 2, 2011
• Press release – 2011 fourth quarter and full year revenues	January 12, 2012
• Press release – 2011 fourth quarter and full year results	March 8, 2012
• Press release – 2012 first quarter results	May 3, 2012
• Press release – 2012 second quarter results	August 22, 2012
• Press release – 2012 third quarter results	November 7, 2012

»	Contacts

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group — Earnings Release — Third Quarter 2011	7 of 22

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

»	Condensed Consolidated Income Statement (Unaudited)

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
5 328	5 307	Revenues	15 479	15 607
(3 978)	(3 943)	Cost of sales	(11 559)	(11 611)

1 350	1 364	Gross profit	3 920	3 996
25.3%	25.7%	Gross margin	25.3%	25.6%
26	20	Other operating income	73	62
(1 127)	(1 127)	Selling, general and administrative expenses	(3 306)	(3 331)
(11)	(8)	Other operating expenses	(22)	(10)

238	249	Operating profit	665	717
4.5%	4.7%	Operating margin	4.3%	4.6%
(54)	(52)	Finance costs	(153)	(162)
3	6	Income from investments	12	10

187	203	Profit before taxes and discontinued operations	524	565
(54)	(62)	Income tax expense	(148)	(179)

133	141	Net profit from continuing operations	376	386

—	(1)	Result from discontinued operations, net of tax	—	(1)
133	140	Net profit (before non-controlling interests)	376	385

—	—	Net profit attributable to non-controlling interests	—	1
133	140	Net profit attributable to equity holders of the Group (Group share in net profit)	376	384

		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.32	1.40	Basic earnings per share	3.74	3.85
1.32	1.39	Diluted earnings per share	3.71	3.81

		Group share in net profit:
1.32	1.40	Basic earnings per share	3.73	3.84
1.31	1.39	Diluted earnings per share	3.70	3.80

		Weighted average number of shares outstanding:
100 838 389	100 515 135	Basic	100 674 905	100 207 318
101 317 327	101 246 193	Diluted	101 532 283	101 200 229

101 845 646	101 407 450	Shares issued at the end of the quarter	101 845 646	101 407 450

100 718 002	100 481 594	Shares outstanding at the end of the quarter	100 718 002	100 481 594

1.4127	1.2910	Average USD per EUR exchange rate	1.4065	1.3145

Delhaize Group — Earnings Release — Third Quarter 2011	8 of 22

»	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
133	140	Net profit of the period	376	385

—	—	Deferred gain (loss) on discontinued cash flow hedge	—	—
—	1	Reclassification adjustment to net profit	—	1
—	—	Tax (expense) benefit	—	—

—	1	Deferred gain (loss) on discontinued cash flow hedge, net of tax	—	1

13	3	Gain (loss) on cash flow hedge	(3)	19
(14)	26	Reclassification adjustment to net profit	5	(10)
—	(10)	Tax (expense) benefit	(1)	(3)

(1)	19	Gain (loss) on cash flow hedge, net of tax	1	6

7	2	Unrealized gain (loss) on financial assets available for sale	9	8
1	(1)	Reclassification adjustment to net profit	(3)	(1)
(1)	—	Tax (expense) benefit	(1)	(1)

7	1	Unrealized gain (loss) on financial assets available for sale, net of tax	5	6

(9)	—	Actuarial gain (loss) on defined benefit plans	(9)	—
3	—	Tax (expense) benefit	3	—

(6)	—	Actuarial gain (loss) on defined benefit plans, net of tax	(6)	—

243	(427)	Exchange gain (loss) on translation of foreign operations	(68)	179
—	—	Reclassification adjustment to net profit	—	—

243	(427)	Exchange gain (loss) on translation of foreign operations	(68)	179

243	(406)	Other comprehensive income	(68)	192
—	—	Attributable to non-controlling interests	—	—

376	(266)	Total comprehensive income for the period	308	577
—	—	Amount attributable to non-controlling interests	—	1
376	(266)	Amount attributable to equity holders of the Group	308	576

Delhaize Group — Earnings Release — Third Quarter 2011	9 of 22

»	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	September 30, 2011	December 31, 2010	September 30, 2010
Assets
Non-current assets	9 086	7 914	7 663
Goodwill	3 269	2 828	2 775
Intangible assets	818	634	611
Property, plant and equipment	4 511	4 075	3 928
Investment property	128	60	57
Financial assets	183	142	159
Derivative instruments	54	61	72
Other non-current assets	123	114	61
Current assets	2 955	2 988	2 858
Inventories	1 595	1 460	1 405
Receivables and other assets	772	719	669
Financial assets	49	46	39
Derivative instruments	6	5	—
Cash and cash equivalents	533	758	745
Total assets	12 041	10 902	10 521

Liabilities
Total equity	5 225	5 069	4 804
Shareholders’ equity	5 205	5 068	4 803
Non-controlling interests	20	1	1
Non-current liabilities	3 723	3 510	3 330
Long-term debt	2 053	1 966	1 950
Obligations under finance lease	668	684	667
Deferred tax liabilities	666	543	391
Derivative instruments	13	16	18
Provisions	242	233	232
Other non-current liabilities	81	68	72
Current liabilities	3 093	2 323	2 387
Short-term borrowings	493	16	89
Long-term debt—current portion	108	40	40
Obligations under finance lease	58	57	45
Bank overdrafts	4	—	—
Accounts payable	1 665	1 574	1 464
Derivative instruments	—	—	6
Other current liabilities	765	636	743
Total liabilities and equity	12 041	10 902	10 521

USD per EUR exchange rate	1.3503	1.3362	1.3648

Delhaize Group — Earnings Release — Third Quarter 2011	10 of 22

»	Condensed Consolidated Statement of Cash Flows (Unaudited)

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
		Operating activities
133	140	Net profit (before non-controlling interests)	376	385
		Adjustments for:
147	147	Depreciation and amortization — continuing operations	428	434
(1)	3	Impairment — continuing operations	2	4
105	109	Income taxes, finance costs and income from investments	289	332
7	4	Other non-cash items	18	17
(146)	8	Changes in operating assets and liabilities	(182)	(12)
(35)	(33)	Interest paid	(127)	(135)
2	6	Interest received	9	10
(20)	(12)	Income taxes paid	(39)	(50)
192	372	Net cash provided by operating activities	774	985

		Investing activities
(580)	(3)	Business acquisitions	(586)	(12)
(190)	(188)	Purchase of tangible and intangible assets (capital expenditures)	(460)	(422)
2	3	Sale of tangible and intangible assets	8	9
7	2	Net investment in debt securities	(14)	(25)
—	1	Other investing activities	—	16
(761)	(185)	Net cash used in investing activities	(1 052)	(434)

(569)	187	Cash flow before financing activities	(278)	551

		Financing activities
(1)	18	Exercise of share warrants and stock options	11	36
(6)	—	Call options on own equity instruments	(6)	—
(13)	(3)	Treasury shares purchased	(17)	(22)
(9)	(43)	Non-controlling interests purchased	(9)	(47)
(1)	(1)	Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(173)	(161)
—	—	Escrow maturities	2	2
(14)	(11)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(73)	(76)
337	25	Borrowings under (repayments of) short-term loans, net	348	23
—	—	Settlement of derivative instruments	(7)	(1)

293	(15)	Net cash provided by (used in) financing activities	76	(246)

22	(50)	Effect of foreign currency translation	(27)	1

(254)	122	Net increase (decrease) in cash and cash equivalents	(229)	306

783	623	Cash and cash equivalents at beginning of period	758	439
529 (1)	745	Cash and cash equivalents at end of period	529 (1)	745

(1)	Net of EUR 4 million bank overdrafts

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»	Condensed Consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069

Other comprehensive income	(68)	—	(68)
Net profit	376	—	376

Total comprehensive income for the period	308	—	308

Capital increases	11	—	11
Dividends declared	(173)	—	(173)
Call options on own equity instruments	(6)	—	(6)
Treasury shares purchased	(17)	—	(17)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(4)	—	(4)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	10	—	10
Non-controlling interests resulting from business combinations	—	31	31
Purchase of non-controlling interests	3	(12)	(9)

Balances at September 30, 2011	5 205	20	5 225

Shares issued	101 845 646
Treasury shares	1 127 644
Shares outstanding	100 718 002

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	192	—	192
Net profit	384	1	385

Total comprehensive income for the period	576	1	577

Capital increases	30	—	30
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(22)	—	(22)
Treasury shares sold upon exercise of employee stock options	11	—	11
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	12	—	12
Purchase of non-controlling interests	(31)	(16)	(47)

Balances at September 30, 2010	4 803	1	4 804

Shares issued	101 407 450
Treasury shares	925 856
Shares outstanding	100 481 594

Delhaize Group — Earnings Release — Third Quarter 2011	12 of 22

»	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the nine months ended September 30, 2011 were authorized for issue by the Board of Directors on November 9, 2011.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should be read in conjunction with the consolidated financial statements of the financial year ended December 31, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the Group’s 2010 consolidated financial statements, except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2011:

•	Improvements to IFRS;

•	Revised IAS 24 Related Party Disclosures;

•	Amendments to IAS 32 Classification of Rights Issues;

•	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement; and

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these new, amended or revised pronouncements did not have any significant impact on the consolidated financial statements of the Group.

Delhaize Group has not early adopted any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

Segment Information

In the first quarter of 2011, Delhaize Group announced the acquisition of 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area, which, combined with the Group’s existing operations in Greece and Romania makes Delhaize Group a leading retailer in Southeastern Europe. Kostas Macheras, Executive Vice President of Delhaize Group, was named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group’s operations, Delhaize Group amended in January 2011 its internal reporting and has provided since January 2011 sub-consolidated information for Southeastern Europe to the Executive Committee, being the Chief Operating Decision Maker (CODM) of the Group. Consequently, Delhaize Group decided that Greece will no longer be a – voluntarily disclosed—separate reportable segment, but subsumed in the “Rest of the World” segment, which has been renamed into “Southeastern Europe and Asia” (SEE & Asia). The comparative figures of the SEE & Asia segment information for the financial year 2010 have been restated in order to reflect the revised segment reporting.

During 2011, Delhaize Group continued the implementation of the U.S. organizational restructuring. Effective March 1, 2011, Ron Hodge, was named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate functions and support

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services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group’s U.S. operations represented three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group’s U.S. operations represent one operating segment (“Delhaize America”). This change has no immediate impact on information provided as part of the Group’s segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level.

Segment information required by IAS 34 can be found on page 5 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

Acquisition Delta Maxi Group

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi Group for an amount of EUR 933 million (enterprise value) including net debt and other customary adjustments of EUR 318 million, resulting in a total purchase price of EUR 615 million. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi is consolidated into Delhaize Group’s consolidated financial statements as of August 1, 2011 and is included in the SEE & Asia segment.

From the date of acquisition, Delta Maxi has contributed EUR 171 million to the Group’s revenues and a net loss of EUR 2 million. If the business combination would have taken place at the beginning of the year, the year-to-date 2011 revenues of Delhaize Group would have increased by approximately EUR 584 million. This proforma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies between Delta Maxi and Delhaize Group it is impracticable to disclose the pro forma impact on the Group’s consolidated net profit.

The Group is currently in the process of determining the acquisition date fair values of the identifiable assets and liabilities and consequently, the measurement of goodwill resulting from the acquisition of Delta Maxi is prepared on a provisional basis and will be finalized during the allowed measurement period. Based on the information currently available, the provisional acquisition date goodwill is approximately EUR 456 million. This amount is likely to change while the Group makes progress in identifying and measuring the acquired assets and assumed liabilities. The final goodwill is expected to reflect the anticipated synergies that will be realized from integrating Delta Maxi into the Group’s international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes. Delhaize Group will disclose further and more detailed information when it becomes available and expects to include this in its year-end reporting.

Year-to-date, Delhaize Group has incurred approximately EUR 9 million acquisition-related costs that have been included in selling, general and administrative expenses, included in the “Corporate” segment. Total consideration transferred as of today amounts to EUR 574 million in cash (of which EUR 100 million is blocked on an escrow account of the seller), net of EUR 21 million cash acquired. In addition, EUR 20 million is currently still held in escrow by Delhaize Group.

Other small business acquisitions

During the first nine months of 2011, Delhaize Group entered into several small transactions, acquiring 12 individual stores in Southeastern Europe, 2 in Belgium and 1 in US, which meet the definition of a business under IFRS 3 and were accounted for accordingly. Total consideration transferred during the first nine months of 2011 was EUR 11 million in cash. These transactions resulted in a preliminary increase of goodwill of EUR 7 million, mainly representing expected benefits from the integration of the stores in the existing sales network and the locations and customers base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during the first nine months of 2011, related to the acquisition of stores, which occurred in 2010.

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Acquisition of non-controlling interests

Immediately after the acquisition of Delta Maxi, Delhaize Group started the process of acquiring the non-controlling interests in several Delta Maxi subsidiaries. In accordance with the amended IAS 27, Consolidated and Separate Financial Statements, the acquisition of non-controlling interests is accounted for as an equity transaction. The difference between the carrying amount of non-controlling interests and the fair value of the consideration already paid (EUR 9 million) is recognized directly in equity and attributed to the shareholders of the Group (EUR 3 million).

»	Income Statement

Other operating income

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
12	8	Rental income	33	24
7	5	Income from waste recycling activities	20	16
3	4	Services rendered to wholesale customers	9	10
1	—	Gain on sale of property, plant and equipment	2	3
3	3	Other	9	9

26	20	Total	73	62

Other operating expenses

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
(3)	(3)	Store closing and restructuring expenses	(4)	1
1	(3)	Impairment	(2)	(4)
(2)	(1)	Loss on sale of property, plant and equipment	(5)	(3)
(7)	(1)	Other	(11)	(4)

(11)	(8)	Total	(22)	(10)

»	Balance Sheet and Cash Flow Statement

Capital expenditures

During the first nine months of 2011, Delhaize Group incurred capital expenditures of EUR 460 million, consisting of EUR 411 million in property, plant and equipment, EUR 47 million in intangible assets and EUR 2 million in investment property. For the third quarter of 2011, the incurred capital expenditures amounted to EUR 190 million, consisting of EUR 174 million in property, plant and equipment and EUR 16 million in intangible assets.

In addition, the Group added property under finance leases for a total amount of EUR 21 million (EUR 6 million for the third quarter).

The carrying amount of tangible and intangible assets that were sold or disposed for the same period was EUR 11 million (EUR 3 million for the third quarter).

Impairment of non-current assets

During the third quarter of 2011, Delhaize Group recognized impairment charges of EUR 2 million mainly for the impairment of certain stores and IT software and also reversed impairment losses of EUR 3 million for several Sweetbay stores. Total net impairment charges recognized year-to-date were EUR 2 million.

Impact Hurricane Irene

At the end of August 2011, Hurricane Irene disrupted a significant part of our U.S. operations and resulted in product losses and other storm related expenses for an amount of USD 10 million (EUR 7 million) recorded in “Other operating expenses”.

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Issuance and repurchase of equity securities and debts

In the third quarter of 2011, Delhaize Group did not issue any new shares but acquired 286 799 of its own shares and used 3 619 treasury shares to settle the exercise of the stock option plans.

In the first nine months of 2011, Delhaize Group issued 290 365 new shares, acquired 348 138 of its own shares and used 209 354 treasury shares to settle the exercise of the stock option plans. Delhaize Group owned 1 127 644 treasury shares at the end of September 2011.

In August, 2011, Delhaize Group acquired call options on its own shares in order to hedge its obligations arising from the stock option plans of its non-US operating companies for a total premium of EUR 6 million. These call options were accounted for as equity instruments.

In April 2011, the USD 50 million 8.125% Notes issued by Delhaize Group’s U.S. subsidiary Delhaize America matured and were repaid.

During the third quarter of 2011, Delhaize Group borrowed EUR 357 million on a short-term basis from its revolving credit facility at an average rate of 2.27%.

Pension plans

In September 2011, and as part of its alignment of benefits and compensation across its operating entities, Delhaize America modified some of its post-employment pension plans. This resulted in the closure of one plan to new employees and a reduction of future benefits for current employees of Hannaford as of December 31, 2011. In addition, Delhaize America decided to discontinue its Supplemental Executive Retirement Plan (SERP) for executives at Hannaford as of the same date. These plan amendments resulted in the recognition of net actuarial losses of USD 8 million (EUR 6 million) resulting from the re-measurement of both plans at announcement date, which have been recognized in “Other comprehensive income” and a net curtailment gain of USD 14 million (EUR 10 million), included in “Selling, general and administrative expenses.”

Dividends

At Delhaize Group’s shareholders’ meeting on May 26, 2011, Delhaize Group’s shareholders approved the distribution of a EUR 1.72 gross dividend per share for financial year 2010. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.29 per share. The 2010 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 6, 2011 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2011.

»	Share-based Payments

In June 2011, Delhaize Group granted 128 717 restricted stock unit awards and 318 524 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.42 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.42, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.61 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.86%
Expected volatility	25.95%
Risk-free interest rate	1.22%
Expected term in years	4.0

During the acceptance period which ended mid of August 2011, Delhaize Group issued 290 078 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 54.11. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated based on the weighted average share price over the acceptance period and amounts to EUR 8.62. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

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Expected dividend yield	2.65%
Expected volatility	25.91%
Risk-free interest rate	2.28%
Expected term in years	5.3

»	Related-Party Transactions

In June 2011, an aggregate number of 173 583 stock options and warrants and 24 875 restricted stock units were granted to members of the Executive Management.

»	Contingencies

On January 11, 2010 the Auditor of the Belgian Competition Council issued a report resulting from its investigation of a potential violation of Belgian competition laws by a supplier and several retailers active on the markets of chocolate candies, chocolate spread and pocket candies. On April 7, 2011, the Belgian Competition Council considered however that the Auditor violated the parties’ rights of defense and rejected the case. Since then, the auditor has not determined whether and how he will continue to pursue this case.

In February 2011, Delhaize Group has been notified that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by Delhaize Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group maintains that the squeeze-out transaction was executed and completed in compliance with all legal and regulatory requirements. Delhaize Group will vigorously defend itself against this claim. The first hearing has been scheduled in October 2013.

Other contingencies are materially unchanged from those described in Note 34 on page 138 of the 2010 Annual Report.

»	Key Events After Balance Sheet Closing Date

On October 5, 2011, Delhaize Group completed the public offering of its 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total of EUR 400 million.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interests thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the board of directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

During the fourth quarter of 2011, the majority of the proceeds of the retail bond are intended to be used to the voluntarily early reimbursement of long-term and short-term debt held by Delta Maxi entities. At September 30, 2011, Delhaize Group did not reclassify any of the Delta Maxi long-term debt to current.

No other significant events took place after the balance sheet date.

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OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

»	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

»	Number of Stores

	End of 2010	End of Q2 2011	Change Q3 2011	End of Q3 2011	End of 2011 Planned
United States	1 627	1 638	+2	1 640
Belgium	805	811	+6	817
Greece	223	235	+8	243
Romania	72	82	+12	94
Serbia	—	—	+366	366
Bulgaria	—	—	+39	39
Bosnia and Herzegovina	—	—	+42	42
Albania	—	—	+18	18
Montenegro	—	—	+22	22
Indonesia	73	76	+5	81

Total	2 800	2 842	+520	3 362	3 415 — 3 430

»	Organic Revenue Growth Reconciliation

Q3 2011	Q3 2010	% Change	(in millions of EUR)	YTD 2011	YTD 2010	% Change
5 328	5 307	0.4%	Revenues	15 479	15 607	-0.8%
328			Effect of exchange rates	722
5 656	5 307	6.6%	Revenues at identical exchange rates	16 201	15 607	3.8%
—			Divestitures	—
(171)			Acquisitions	(171)

5 485	5 307	3.4%	Organic revenue growth	16 030	15 607	2.7%

»	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

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(in millions of EUR)	Q3 2011		Q3 2010	2011 / 2010
	At Actual Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Operating Profit (as reported)	238	255	249	-4.7%	1.8%
Operating Margin	4.5%	4.5%	4.7%
Add/(subtract):
Fixed assets impairment charges (reversals)	(1)	(1)	3
Restructuring charges (reversals)	—	—	—
Store closing expenses (reversals)	3	3	3
(Gains)/losses on disposal of fixed assets	1	1	1
Other	(9)	(9)	—

Underlying Operating Profit	232	249	256	-9.5%	-3.2%
Underlying Operating Margin	4.4%	4.4%	4.8%

(in millions of EUR)	YTD 2011		YTD 2010	2011 / 2010
	At Actual Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Operating Profit (as reported)	665	699	717	-7.3%	-2.6%
Operating Margin	4.3%	4.3%	4.6%
Add/(subtract):
Fixed assets impairment charges (reversals)	2	2	4
Restructuring charges (reversals)	—	—	(4)
Store closing expenses (reversals)	4	4	3
(Gains)/losses on disposal of fixed assets	3	3	—
Other	(11)	(11)	5

Underlying Operating Profit	663	697	725	-8.7%	-4.0%
Underlying Operating Margin	4.3%	4.3%	4.6%

The third quarter of 2011 was mainly impacted by a second EUR 5 million VAT refund at Delhaize Belgium and a net curtailment gain of EUR 10 million at Delhaize America, partially offset by expenses related to Hurricane Irene (EUR 7 million) in the United States, all included in the caption “Other”.

»	Free Cash Flow Reconciliation

Q3 2011	Q3 2010	(in millions of EUR)	YTD 2011	YTD 2010
192	372	Net cash provided by operating activities	774	985
(761)	(185)	Net cash used in investing activities	(1 052)	(434)
(7)	(2)	Net investment in debt securities	14	25

(576)	185	Free cash flow	(264)	576

»	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	September 30, 2011	December 31, 2010	September 30, 2010
Non-current financial liabilities	2 721	2 650	2 617
Current financial liabilities	663	113	174
Derivative liabilities	13	16	24
Derivative assets	(60)	(66)	(72)
Investment in securities—non-current	(166)	(125)	(142)
Investment in securities—current	(23)	(43)	(39)
Cash and cash equivalents	(533)	(758)	(745)

Net debt	2 615	1 787	1 817
Net debt to equity ratio	50.1%	35.3%	37.8%

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»	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q3 2011			Q3 2010	2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 328	328	5 656	5 307	0.4%	6.6%
Operating profit	238	17	255	249	(4.7%)	1.8%
Net profit from continuing operations	133	9	142	141	(5.4%)	0.5%
Basic EPS from continuing operations	1.32	0.09	1.41	1.40	(5.6%)	0.3%
Net profit (Group share)	133	9	142	140	(5.4%)	0.5%
Basic EPS from Group share in net profit	1.32	0.08	1.40	1.40	(5.7%)	0.2%
Free cash flow	(576)	12	(564)	185	(413.4%)	(406.1%)

(in millions of EUR, except per share amounts)	YTD 2011			YTD 2010	2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	15 479	722	16 201	15 607	(0.8%)	3.8%
Operating profit	665	34	699	717	(7.3%)	(2.6%)
Net profit from continuing operations	376	17	393	386	(2.6%)	1.8%
Basic EPS from continuing operations	3.74	0.17	3.91	3.85	(2.8%)	1.6%
Net profit (Group share)	376	17	393	384	(2.4%)	2.0%
Basic EPS from Group share in net profit	3.73	0.17	3.90	3.84	(2.8%)	1.6%
Free cash flow	(264)	32	(232)	576	(146.0%)	(140.2%)

(in millions of EUR)	September 30, 2011			December 31, 2010	Change
Net debt	2 615	0	2 615	1 787	46.3%	46.3%

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the nine month period ended September 30, 2011 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first nine months of the financial year 2011 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, November 9, 2011

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statement, statement of comprehensive income, balance sheet, statement of cash flows, statement of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the Group”) for the nine month period ended September 30, 2011. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the E.U.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the nine month period ended September 30, 2011 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the E.U.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 67 through 71 of the 2010 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

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DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

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Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

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Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

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Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: November 14, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President